Alcon Reports First Quarter 2021 Results

•First quarter sales of $1.9 billion, up 5% or 2% constant currency
•Strong commercial execution drives the global launch of new product innovations
•Substantially completes separation process
•Full year guidance: sales of $7.8 to $8.0 billion and core diluted EPS of $1.85 to $1.95

Geneva, May 4, 2021 - Alcon (SIX/NYSE:ALC), the global leader in eye care, reported its financial results for the three months ended March 31, 2021. For the first quarter of 2021, worldwide sales were $1.9 billion, an increase of 5% on a reported basis and 2% on a constant currency basis(2), as compared to the same quarter of the previous year. First quarter 2021 diluted earnings per share were $0.17 and core diluted earnings per share were $0.49.
First quarter 2021 key figures

	Three months ended March 31
	2021	2020
Net sales ($ millions)	1,910	1,822
Operating margin (%)	7.8%	(1.5)%
Core operating margin (%)(1)	18.0%	16.6%
Earnings/(loss) per share ($)	0.17	(0.12)
Core diluted earnings per share ($)(1)	0.49	0.45
"The first quarter was a solid start to the year, with healthy sales, a return to 2019 core margin levels and the substantial completion of our separation activities. Strong commercial execution of our new product launches continues to drive market share gains despite the continued impacts of COVID-19," said David Endicott, Chief Executive Officer.
Mr. Endicott continued, "I want to thank the hundreds of Alcon associates who have spent the past two years working to complete our separation and establish our independence as the global leader in eye care. Their extraordinary work is allowing us to devote more time to accelerating innovation and driving above-market sales growth. Our recent success validates our continued investment in a robust product pipeline that will meet the future needs of eye care professionals and their patients."

First quarter 2021 results
Worldwide sales for the first quarter were $1.9 billion, an increase of 5% on a reported basis and 2% on a constant currency basis, compared to the first quarter of 2020.

The following table highlights net sales by segment for the first quarter of 2021:

	Three months ended March 31		Change %
($ millions unless indicated otherwise)	2021	2020	$	cc(2)

Surgical
Implantables	344	310	11	9
Consumables	535	519	3	—
Equipment/other	198	155	28	25
Total Surgical	1,077	984	9	7
Vision Care
Contact lenses	509	502	1	(1)
Ocular health	324	336	(4)	(5)
Total Vision Care	833	838	(1)	(3)
Net sales to third parties	1,910	1,822	5	2
Surgical momentum driven by equipment and implantables
Surgical net sales of $1.1 billion, which include implantables, consumables and equipment/other, increased 9%, or 7% on a constant currency basis, compared to the first quarter of 2020. Sales growth was primarily driven by demand for cataract and refractive equipment and other refractive products, as well as continued strength in PanOptix and the launch of Vivity. In the prior year period, implantables sales in Japan benefited from the PanOptix launch and favorable market conditions. Consumables sales were similar to the previous year's levels due to the continued impact of COVID-19 on surgical procedures.

Vision Care impacted by prior year stocking activity
Vision Care net sales of $0.8 billion, which include contact lenses and ocular health, declined 1%, or 3% on a constant currency basis, compared to the first quarter of 2020. Contact lens sales benefited from the recent launch of Precision1 sphere and toric, but were more than offset by declines in international markets. Ocular health net sales reflected strong demand for Pataday and the recent launch of Pataday Extra Strength. Sales in the prior year period benefited from higher than normal demand in the US for ocular health products at the beginning of the COVID-19 pandemic.

Operating income
First quarter 2021 operating income was $149 million, which includes charges of $125 million from the amortization of certain intangible assets and a $45 million impairment of an intangible asset. Excluding these and other adjustments, first quarter 2021 core operating income was $344 million. First quarter core operating margin of 18.0% increased by 140 bps, due to an increase in sales partially offset by increased investment in research and development and marketing and sales spend. The prior year period was impacted by increased provisions for expected credit losses due to the COVID-19 pandemic. Foreign exchange had a positive 40 bps impact on core operating margin.

Diluted earnings per share (EPS)
First quarter 2021 diluted earnings per share were $0.17 and core diluted earnings per share were $0.49. The company declared its first dividend of CHF 0.10 per share, which is expected to be paid on May 6, 2021.

Balance sheet highlights
The Company ended the first quarter with a cash position of $1.6 billion. Cash flow from operations totaled $156 million and free cash flow(3) amounted to $48 million compared to an outflow of $60 million in the previous year. Higher cash flow from operations was partially offset by increased capital spending. Financial debts totaled $4.1 billion, in line with prior year end. The Company ended the first quarter with a net debt(4) position of $2.5 billion. The Company continues to have $1.0 billion available in its existing revolving credit facility as of May 4, 2021.

Financial outlook

The Company provided its full year outlook as follows. This assumes markets return to historical levels in the third quarter and grow in the second half of the year.

Net sales	$7.8 to $8.0 billion
Core operating margin(1)	approximately 17%
Core diluted EPS(1)	$1.85 to $1.95

Webcast and Conference Call Instructions
The Company will host a conference call on May 5 at 2:00 p.m. Central European Time / 8:00 a.m. Eastern Time to discuss its first quarter 2021 earnings results. The webcast can be accessed online through Alcon's Investor Relations website, investor.alcon.com. Listeners should log on approximately 10 minutes in advance. A replay will be available online within 24 hours after the event.

The Company's interim financial report and supplemental presentation materials can be found online through Alcon's Investor Relations website at the beginning of the conference, or by clicking on the link:

https://investor.alcon.com/news-and-events/events-and-presentations/event-details/2021/Alcons-First-Quarter-2021-Earnings-Conference-Call/default.aspx

Footnotes (pages 1-3)
(1)    Core results, such as core operating margin and core EPS, are non-IFRS measures. For additional information, including a reconciliation of such core results to the most directly comparable measures presented in accordance with IFRS, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial tables' sections.
(2)    Constant currency (cc) is a non-IFRS measure. Growth in constant currency (cc) is calculated by translating the current year’s foreign currency items into US dollars using average exchange rates from the prior year and comparing them to prior year values in US dollars. An explanation of non-IFRS measures can be found in the 'Non-IFRS measures as defined by the Company' section.
(3)    Free cash flow is a non-IFRS measure. For additional information regarding free cash flow, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial Tables' sections.
(4)    Net (debt)/liquidity is a non-IFRS measure. For additional information regarding net (debt)/liquidity, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial tables' sections.

Cautionary Note Regarding Forward-Looking Statements
This press release contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements Alcon makes regarding its liquidity, revenue, gross margin, effective tax rate, foreign currency exchange movements, earnings per share, its plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items, market growth assumptions, and generally, its expectations concerning its future performance and the effects of the COVID-19 pandemic on its businesses.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on Alcon’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict. Such forward-looking statements are subject to various risks and uncertainties facing Alcon, including: the effect of the ongoing COVID-19 pandemic as well as other viral or disease outbreaks as well as the availability of vaccines; the commercial success of its products and its ability to maintain and strengthen its position in its markets; the success of its research and development efforts, including its ability to innovate to compete effectively; its success in completing and integrating strategic acquisitions; the possibility that various closing conditions for the Simbrinza® transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; its ability to successfully transition the manufacture, distribution and commercialization of Simbrinza® from Novartis after closing; its ability to leverage existing relationships with healthcare professionals to help drive patient adoption of Simbrinza®; pricing pressure from changes in third party payor coverage and reimbursement methodologies; global and regional economic, financial, legal, tax, political, and social change; data breaches or other disruptions of its information technology systems; ongoing industry consolidation; its ability to properly educate and train healthcare providers on its products; changes in inventory levels or buying patterns of its customers; the impact of a disruption in its global supply chain or important facilities; ability to service its debt obligations; its ability to comply with the US Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws, particularly given that it has entered into a three-year Deferred Prosecution Agreement with the US Department of Justice; uncertainty and impact relating to the potential phasing out of LIBOR and transition to alternative reference rates; the need for additional financing through the issuance of debt or equity; its reliance on outsourcing key business functions; its ability to protect and maintain intellectual property; the impact on unauthorized importation of its products from countries with lower prices to countries with higher prices; uncertainties regarding the success of Alcon's separation and Spin-off from Novartis and the subsequent transformation program, including the expected separation and transformation costs, as well as any potential savings, incurred or realized by Alcon; the effects of litigation, including product liability lawsuits and government investigations; its ability to comply with all laws to which it may be subject; effect of product recalls or voluntary market withdrawals; the implementation of its enterprise resource planning system; its ability to attract and retain qualified personnel; the accuracy of its accounting estimates and assumptions, including pension plan obligations and the carrying value of intangible assets; the ability to obtain regulatory clearance and approval of its products as well as compliance with any post-approval obligations, including quality control of its manufacturing; legislative and regulatory reform; the ability of Alcon Pharmaceuticals Ltd. to comply with its investment tax incentive agreement with the Swiss State Secretariat for Economic Affairs in Switzerland and the Canton of Fribourg,

Switzerland; its ability to manage environmental, social and governance matters to the satisfaction of its many stakeholders, some of which may have competing interests; its ability to operate as a stand-alone company; whether the transitional services Novartis has agreed to provide Alcon are sufficient; the impact of the spin-off from Novartis on Alcon's shareholder base; the impact of being listed on two stock exchanges; the ability to declare and pay dividends; the different rights afforded to its shareholders as a Swiss corporation compared to a US corporation; and the effect of maintaining or losing its foreign private issuer status under US securities laws. Additional factors are discussed in Alcon’s filings with the United States Securities and Exchange Commission, including its Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements.

Forward-looking statements in this press release speak only as of the date of its filing, and Alcon assumes no obligation to update forward-looking statements as a result of new information, future events or otherwise.

Intellectual Property
This report may contain references to our proprietary intellectual property. All product names appearing in italics or ALL CAPS are trademarks owned by or licensed to Alcon Inc. Product names identified by a "®" or a "™" are trademarks that are not owned by or licensed to Alcon or its subsidiaries and are the property of their respective owners.

Non-IFRS measures as defined by the Company
Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods, including core results, percentage changes measured in constant currencies, free cash flow and net (debt)/liquidity.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measures are presented solely to permit investors to more fully understand how Alcon management assesses underlying performance. These supplemental non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
Core results
Alcon core results, including core operating income and core net income, exclude all amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss ("FVPL"), fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL, obligations related to product recalls, and certain acquisition related items. The following items that exceed a threshold of $10 million and are deemed exceptional are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, gains/losses on early extinguishment of debt or debt modifications, past service costs for post-employment benefit plans, impairments of property, plant and equipment and software, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.

Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions.
Alcon believes that investor understanding of its performance is enhanced by disclosing core measures of performance because, since they exclude items that can vary significantly from period to period, the core measures enable a helpful comparison of business performance across periods. For this same reason, Alcon uses these core measures in addition to IFRS and other measures as important factors in assessing its performance.
A limitation of the core measures is that they provide a view of Alcon operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.
Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect Alcon's financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about changes in our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding:
•the impact of translating the income statements of consolidated entities from their non-US dollar functional currencies to the US dollar; and
•the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
Alcon calculates constant currency measures by translating the current year's foreign currency values for sales and other income statement items into US dollars, using the average exchange rates from the prior year and comparing them to the prior year values in US dollars.
Free cash flow
Alcon defines free cash flow as net cash flows from operating activities less cash flow associated with the purchase or sale of property, plant and equipment. Free cash flow is presented as additional information because Alcon management believes it is a useful supplemental indicator of Alcon's ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS.
Net (debt)/liquidity
Alcon defines net (debt)/liquidity as current and non-current financial debt less cash and cash equivalents, current investments and derivative financial instruments. Net (debt)/liquidity is presented as additional information because management believes it is a useful supplemental indicator of Alcon's ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet.

Growth rate and margin calculations
For ease of understanding, Alcon uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Gross margins, operating income/(loss) margins and core operating income margins are calculated based upon net sales to third parties unless otherwise noted.
Reconciliation of guidance for forward-looking non-IFRS measures
The forward-looking guidance included in this press release cannot be reconciled to the comparable IFRS measures without unreasonable efforts, because we are not able to predict with reasonable certainty the ultimate amount or nature of exceptional items in the fiscal year. These items are uncertain, depend on many factors and could have a material impact on our IFRS results for the guidance period.

Financial tables
Net sales by region

	Three months ended March 31
($ millions unless indicated otherwise)	2021		2020

United States	835	44%	792	43%
International	1,075	56%	1,030	57%
Net sales to third parties	1,910	100%	1,822	100%

Consolidated income statement (unaudited)

	Three months ended March 31
($ millions except earnings/(loss) per share)	2021	2020
Net sales to third parties	1,910	1,822
Other revenues	20	19
Net sales and other revenues	1,930	1,841
Cost of net sales	(880)	(952)
Cost of other revenues	(19)	(17)
Gross profit	1,031	872
Selling, general & administration	(699)	(677)
Research & development	(166)	(139)
Other income	9	9
Other expense	(26)	(93)
Operating income/(loss)	149	(28)
Interest expense	(31)	(31)
Other financial income & expense	(9)	(10)
Income/(loss) before taxes	109	(69)
Taxes	(25)	12
Net income/(loss)	84	(57)

Earnings/(loss) per share ($)
Basic	0.17	(0.12)
Diluted	0.17	(0.12)

Weighted average number of shares outstanding (millions)
Basic	489.7	488.6
Diluted	492.8	488.6

Balance sheet highlights

($ millions)	March 31, 2021	December 31, 2020
Cash and cash equivalents	1,564	1,557
Current financial debts	131	169
Non-current financial debts	3,979	3,949
Free cash flow
The following is a summary of free cash flow for the three months ended March 31, 2021 and 2020, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure:

	Three months ended March 31
($ millions)	2021	2020
Net cash flows from operating activities	156	30
Purchase of property, plant & equipment	(108)	(90)
Free cash flow	48	(60)

Net (debt)/liquidity

($ millions)	At March 31, 2021
Current financial debt	(131)
Non-current financial debt	(3,979)
Total financial debt	(4,110)

Less liquidity:
Cash and cash equivalents	1,564
Derivative financial instruments	12
Total liquidity	1,576
Net (debt)	(2,534)

Reconciliation of IFRS to Core Results
Three months ended March 31, 2021

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Separation costs(3)	Transformation costs(4)	Other items(5)	Core results
Gross profit	1,031	125	45	—	—	—	1,201
Selling, general & administration	(699)	—	—	7	—	—	(692)
Research & development	(166)	—	—	—	—	5	(161)
Other income	9	—	—	—	—	(1)	8
Other expense	(26)	—	—	3	11	—	(12)
Operating income	149	125	45	10	11	4	344
Income before taxes	109	125	45	10	11	4	304
Taxes(6)	(25)	(23)	(10)	(2)	(2)	(1)	(63)
Net income	84	102	35	8	9	3	241
Basic earnings per share ($)	0.17						0.49
Diluted earnings per share ($)	0.17						0.49
Basic - weighted average shares outstanding (millions)(7)	489.7						489.7
Diluted - weighted average shares outstanding (millions)(7)	492.8						492.8

Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS to Core Results' tables.
Three months ended March 31, 2020

($ millions except (loss)/earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments (2)	Separation costs(3)	Transformation costs(4)	Other items(5)	Core results
Gross profit	872	252	16	3	—	(10)	1,133
Selling, general & administration	(677)	—	—	3	—	—	(674)
Research & development	(139)	7	—	—	—	(20)	(152)
Other income	9	—	—	—	—	—	9
Other expense	(93)	—	—	65	7	7	(14)
Operating (loss)/income	(28)	259	16	71	7	(23)	302
(Loss)/income before taxes	(69)	259	16	71	7	(23)	261
Taxes(6)	12	(44)	(4)	(13)	(1)	8	(42)
Net (loss)/income	(57)	215	12	58	6	(15)	219
Basic (loss)/earnings per share ($)	(0.12)						0.45
Diluted (loss)/earnings per share ($)	(0.12)						0.45
Basic - weighted average shares outstanding (millions)(7)	488.6						488.6
Diluted - weighted average shares outstanding (millions)(7)	488.6						491.2

Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS to Core Results' tables.

Explanatory footnotes to IFRS to Core reconciliation tables
(1)Includes recurring amortization for all intangible assets other than software.
(2)Includes impairment charges related to intangible assets.
(3)Separation costs are expected to be incurred over the two to three-year period following the completion of the spin-off from Novartis and primarily include costs related to IT and third party consulting fees.
(4)Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program.
(5)For the three months ended March 31, 2021, Research & development includes the amortization of option rights. Other income includes a fair value adjustment of a financial asset.
For the three months ended March 31, 2020, Gross profit includes fair value adjustments of contingent consideration liabilities. Research & development includes a $34 million fair value adjustment of a contingent consideration liability, partially offset by $14 million in amortization of option rights. Other expense primarily includes fair value adjustments of a financial asset.
(6)For the three months ended March 31, 2021, tax associated with operating income core adjustments of $195 million totaled $38 million with an average tax rate of 19.5%.
For the three months ended March 31, 2020, total tax adjustments of $54 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $330 million totaled $64 million with an average tax rate of 19.4%. Core tax adjustments for discrete items totaled $10 million primarily related to tax expense from the delayed spin of a legal entity.
(7)Core basic earnings per share was calculated using the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 5 to the Condensed Consolidated Interim Financial Statements.

About Alcon
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning more than seven decades, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of more than 260 million people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 23,000 associates are enhancing the quality of life through innovative products, partnerships with eye care professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

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